P.E. 1/31/02

FORM 6-K

02017296

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of January 2002

HSBC Holdings plc

10 Lower Thames Street, London EC3R 6AE, England

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ✔ Form 40-F ________]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ________ No ✔]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ______________________________]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: P A Stafford
Title: Senior Assistant Secretary

Dated: January 31, 2002

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HSBC

News Release

14 January 2002

HSBC TO ACQUIRE ABN AMRO'S MERCHANT ACQUIRING BUSINESS IN TAIWAN

The Hongkong and Shanghai Banking Corporation Limited has entered into an agreement to purchase the merchant acquiring business of ABN Amro in Taiwan. The initial consideration is expected to amount to approximately US$2 million, comprising a payment for fixed assets and an anticipated amount for the first year of a 3-year profit-sharing agreement on sales turnover generated from merchants transferred from ABN Amro's portfolio.

The transaction is subject to agreement of terms and conditions and receipt of various regulatory approvals.

Media enquires to:

London	Adrian Russell	+44 (0)20 7260 8211
Taipei	Margrit Chang	+886 (2)2757 1208

Notes to editors:

1. The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding and principal member of the HSBC Group which, with over 6,500 offices in 78 countries and territories and assets of US$692 billion at 30 June 2001, is one of the world's largest banking and financial services organisations.

ends

HSBC

The following news release was issued today by The Saudi British Bank, an indirectly-held 40 per cent associate of HSBC Holdings plc.

16 January 2002

THE SAUDI BRITISH BANK
2001 ANNUAL RESULTS - HIGHLIGHTS

- Net profit of SAR830 million (US$221 million) for the year ended 31December 2001 – up SAR87 million (US$23 million) or 11.7 per cent over 2000.
- Customer deposits of SAR31.5 billion (US$8.4 billion) at 31 December 2001 – up SAR3.1 billion (US$0.8 billion) or 10.9 per cent over 31 December 2000.
- Loans and advances to customers of SAR16.0 billion (US$4.2 billion) at 31 December 2001 – up SAR0.1 billion (US$0.03 billion) or 0.6 per cent over 31 December 2000.
- Total value of investment portfolio stood at SAR21.8 billion (US$5.8 billion) at 31 December 2001 – up SAR3.4 billion (US$0.9 billion) or 18.5 per cent over 31 December 2000.
- Total assets of SAR41.9 billion (US$11.2 billion) at 31 December 2001 – down SAR1.4 billion (US$0.4 billion) or 3.2 per cent below 31 December 2000.
- Earnings per share of SAR20.75 – up from SAR18.56 (adjusted for increased capital following a 1:4 bonus share issue in March 2001).

News Release

This news release is issued by
HSBC Holdings plc

Registered Office and Group Head Office:
10 Lower Thames Street, London EC3R 6AE, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR830 million (US$221 million) for the year ended 31 December 2001. This represents an increase of 11.7 per cent over the SAR743 million (US$198 million) earned in 2000.

Customer deposits increased to SAR31.5 billion (US$8.4 billion) at 31 December 2001 from SAR28.4 billion (US$7.6 billion) at 31 December 2000, despite the continuing decline in interest rates.

Loans and advances to customers increased to SAR16.0 billion (US$4.2 billion) at 31 December 2001 from SAR15.9 billion (US$4.2 billion) at 31 December 2000. There has been a slow pick up in demand for commercial credit. The bank's personal lending portfolio recorded steady growth.

The bank continued to deploy available liquidity in a diversified investment portfolio during 2001. As a result, the total value of the bank's investment portfolio increased to SAR21.8 billion (US$5.8 billion) at 31 December 2001 from SAR18.4 billion (US$4.9 billion) at 31 December 2000.

The basis of measurement and recognition of financial instruments has changed from the year 2000 as a result of the first implementation of International Accounting Standard – 39 in 2001.

David Hodgkinson, managing director, said: "Our performance for 2001 was in line with our expectations. Despite lower interest rates, an increase in operating revenues was recorded. The increase in net fees and commission was encouraging and 'funds under management' increased by 87 per cent.

"New products launched during the year were well received. Our Al-Amanah range of products allows customers to opt for their preferred method of investment or financing. In particular, the Al-Amanah Home Ownership scheme launched during the year caters to the growing customer demand for housing in Saudi Arabia.

"We aim to provide our customers with improved services through a broad range of delivery channels via traditional and electronic means, and market research indicates that this is proving popular with customers.

"The Board has recommended a final net dividend of SAR9 per share. The total net dividend for 2001 will amount to SAR14 per share as an interim net dividend of SAR5 was paid in August 2001. The net dividend is payable on the bank's enhanced capital which increased by 25 per cent in 2001 after the issue of bonus shares in the ratio 1:4. As a result, the total gross dividend will increase by 34 per cent over 2000.

"We thank our customers for their steadfast support and our staff for their dedicated efforts during the year."

Media enquires to:

Adrian Russell	HSBC Holdings plc	+44 (0)20 7260 8211
Abdulaziz Al-Manie	Saudi British Bank	+966 (1) 405 0677

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Director Shareholding		11:54 2 Jan 0

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

K R Whitson

3) Please state whether notification indicates that it is in respect of holdinc shareholder named in 2 above or in respect of a non-beneficial interest or in t individual holder if it is a holding of that person's spouse or children under or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustee Limited 181,202
Computershare Trustees Limited Account SIP 15
K R Whitson 101,469
Mrs S Whitson 20,000

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3) above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

15

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£8.05

13) Date of transaction

28 December 2001

14) Date company informed

2 January 2002

15) Total holding following this notification

302,686 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the follc

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 2 January 2002

END

status list

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

HSBC Holdings plc

2) Name of director

Sir John Bond

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Turnsonic (Nominees) Limited 7,132
HSBC Nominees (Hong Kong)Limited 62,831
Abacus Corporate Trustee Limited 242,296
Computershare Trustees Limited Account SIP 31
Sir John Bond 203,863

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

As in 3)above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition / monthly contribution to the HSBC UK Share Ownership Plan

7) Number of shares/amount of stock acquired

16

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

£7.995

13) Date of transaction

29 January 2002

14) Date company informed

30 January 2002

15) Total holding following this notification

516,153 Ordinary Shares of US$0.50 each

16) Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Peter Harvey Company Secretarial Assistant 020 7260 0126

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 31 January 2002

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Upda
HSBC Holdings PLC	Blocklisting Interim Review		10:26 31 Jan

Full Announcement Text

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

HSBC Holdings plc

2. Name of scheme

(i) Employee Share Option Scheme
(ii) Executive Share Option Scheme
(iii) Employee SAYE Plan

3. Period of return: From: 30.06.2001 to 31.12.2001

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme

(i) 122,418
(ii) 45,626,406
(iii) 12,062,000

5. Number of shares issued/allotted
under scheme during period

(i) -
(ii) 1,315,490
(iii) 6,505,979

6. Balance under scheme not yet issued/allotted
at end of period

(i) 122,418
(ii) 44,310,916
(iii) 5,556,021

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

(i) 23,391,630 (75p shares) 30.06.93 (500,000 added 05.03.99) equivalent to 70,
shares*

(ii) 19,500,000 (75p shares) 24.11.93 (500,000 deleted 05.03.99) equivalent to US$0.50 *shares**

(iii) 30,000,000 (75p shares) 27.04.94 equivalent to 90,000,000 US$0.50 shares* US$0.50 shares added on 15.12.00

* As a result of a share capital reorganisation implemented on 2 July 1999, each ordinary share of 75p e with three new ordinary shares of US$0.50 each.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

9,354,627,521

Contact for queries:

Address: HSBC Holdings plc, 10 Lower Thames Street, London, EC3R 6AE

Name: Peter Harvey

Telephone: 020 7260 0126

END

status list